OCM Mutual Fund
Form N-SAR
May 31, 2005
Exhibit to Item 77.C.


OCM Gold Fund
Results of Shareholder Meeting


A special meeting of the shareholders of the Fund was held on February 24, 2005. Trustees elected by the shareholders at the meeting were as follows: Gregory M. Orrell, John L. Crary and Douglas Webenbauer. The matters were voted on by the shareholders of record as of December 27, 2004. The results of the shareholders' vote at the February 24, 2005 meeting were as follows:


Election of Trustees:

                             For           Withheld
Mr. Gregory M. Orrell     4,931,657          9,869
Mr. John L. Crary         4,931,657          9,869
Mr. Douglas Webenbauer    4,931,657          9,869